Extraordinary General Meeting of Shareholders of XTL Biopharmaceuticals Ltd.

Date: April 30, 2024

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

Extraordinary General Meeting of Shareholders:

Proposal			
	For	Against	Abstain
1. To re-elect Ms. Osnat Hillel Fein to hold office as an external director of the Company, commencing on March 25, 2024 for a period of three (3) years, until March 24, 2027.	☐	☐	☐
	Yes	No	
1a Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Mrs. Osnat Hillel Fein's re-election other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*	☐	☐	
	For	Against	Abstain
2. To approve that Mr. Doron Turgeman, our chairman to the Board of Directors, shall receive the equity remuneration as described in the proxy statement.	☐	☐	☐
3. To approve that Ms. Osnat Hille Fein, our external director, shall receive the equity remuneration as described in the proxy statement.	☐	☐	☐
	Yes	No	
3a Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Ms. Osnat Hillel Fein's equity remuneration other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*	☐	☐	
	For	Against	Abstain
4. To approve that Ms. Iris Shapira Yalon, our external director, shall receive the equity remuneration as described in the proxy statement.	☐	☐	☐
	Yes	No	
4a Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Ms. Iris Shapira Yalon's equity remuneration other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*	☐	☐	
	For	Against	Abstain
5. To approve that Mr. Shlomo Shalev, our Chief Executive Officer, shall receive the equity remuneration as described in the proxy statement.	☐	☐	☐
	Yes	No	
5a Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Mr. Shlomo Shalev's equity remuneration other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*	☐	☐	
	For	Against	Abstain
6. To ratify an amendment to the Company's compensation policy as proposed within the Board of Directors resolution dated as of November 27, 2023 with respect to the adoption of a new clawback policy, so that when so adopted such clawback policy will be attached as an exhibit to the Company's Compensation Policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended, to take effect as of December 1, 2023.	☐	☐	☐
	Yes	No	
6a Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of said resolution other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*	☐	☐	
	For	Against	Abstain
7. To approve, including for the purpose of Nasdaq Rule §5635(c), a private placement of US$1.5 Million from certain investors, including an Interested Party, to be funded conditional upon the consummation of the acquisition of The Social Proxy Ltd., as detailed in the Company's Form 6-K dated March 20, 2024 (File No. 001-36000).	☐	☐	☐
	Yes	No	
7a Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of the Offering other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*	☐	☐	

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above
Please Sign Here	Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of Shareholders of XTL Biopharmaceuticals Ltd. to be Held on April 30, 2024 for Holders as of March 28, 2024

MAIL

- **Mark, sign and date your Voting Instruction Form.**
- **Detach your Voting Instruction Form.**
- **Return your Voting Instruction Form in the postage-paid envelope provided.**

All votes must be received by 12:00 p.m. E.D.T. on April 24, 2024

PROXY TABULATOR FOR
XTL BIOPHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

XTL Biopharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.D.T. on April 24, 2024)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by such ADRs of **XTL Biopharmaceuticals Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business, **March 28, 2024** at the **Extraordinary General Meeting of Shareholders** of the Company, to be held on **April 30, 2024** at **4:00 p.m. (Israel time)**, at the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side.

NOTE:

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**
2. **This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.**
3. **The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.**

To review materials for the meeting, please visit: www.xtlbio.com

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
XTL BIOPHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903